December 10, 2019

Yitschak Barabi
Financial Manager
G WILLI FOOD INTERNATIONAL LTD
4 Nahal Harif St. Northern Industrial Zone
Yavne 81106, Israel

       Re: G WILLI FOOD INTERNATIONAL LTD
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed March 27, 2019
           File No. 0-29256

Dear Mr. Barabi:

        We issued comments to you on the above captioned filing on November 5, 2019. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 23, 2019.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Adam Phippen at (202) 551-3336 or Jim Allegretto at (202) 551-3849 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services